Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928 and Note Stock Codes: 5141, 5142, 5727, 5733,
40246, 40247, 40584, 40585, 40852, 40853, 40854, 5413, 5414, 5415)

UPDATE ON GAMING CONCESSION TENDERING PROCESS

PROVISIONAL AWARD OF GAMING CONCESSION

Reference is made to the announcement of Sands China Ltd. (the “Company” and together with its subsidiaries, the “Group”) dated June 23, 2022 in relation to, among others, the extension of the Subconcession Contract to December 31, 2022 and the announcement of the Company dated September 14, 2022 in relation to the submission of a tender for a new gaming concession in Macao (together, the “Announcements”), and the Company’s 2022 Interim Report. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Announcements and the Company’s 2022 Interim Report.

PROVISIONAL AWARD OF GAMING CONCESSION

The Board is pleased to announce that on November 26, 2022, the Company’s subsidiary, Venetian Macau Limited (“VML”) was provisionally awarded a gaming concession for the operation of casino games of chance in Macao, subject to finalizing and entering into a gaming concession contract with Macao. The final terms and conditions of the gaming concession contract remain subject to further discussions with the Macao government.

The entry into the gaming concession contract is conditional upon, among others, VML fulfilling certain capital and management participation requirements under the Gaming Law. The Company will issue further announcement(s) as and when appropriate in accordance with the Listing Rules.

Holders of the Company’s securities, potential investors and readers are advised to exercise caution in dealing in securities in the Company.

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, November 27, 2022

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Robert Glen Goldstein
Wong Ying Wai
Chum Kwan Lock, Grant

Non-Executive Director:
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.
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